Exhibit 7(d)

REINSURANCE AGREEMENT NO. FUV-011 BETWEEN

TRANSAMERICA LIFE INSURANCE COMPANY AND SCOTTISH

ANNUITY & LIFE INTERNATIONAL INSURANCE COMPANY

(BERMUDA) LIMITED

Amended and Restated

Modified Coinsurance Agreement No. FUV-011

(referred to as the Agreement)

Between

Transamerica Life Insurance Company

Of Cedar Rapids, Iowa

(referred to as the Reinsured)

And

Scottish Annuity & Life International Insurance Company

(Bermuda) Limited

Of Hamilton, Bermuda

(referred to as the Reinsurer)

Amended and Restated - May 1, 2007

Initial Effective Date - April 1, 2001

FUV-011 – May 1, 2007 386842 v01

Contents

Articles

I	Reinsurance	3
II	Liability	3
III	Plan and Amount of Insurance	4
IV	Reinsurance Premiums	4
V	Payments by Reinsurer	5
VI	Reporting and Payments	6
VII	Annuitization	6
VIII	Deposits of the Reserve	6
IX	Interest Credit on Modified Coinsurance Reserve and Modified Coinsurance Reserve Adjustment	7
X	Reserve Basis	7
XI	General Provisions	8
XII	Recapture	10
XIII	Arbitration	12
XIV	Improper Solicitation of Policy Owners	12
XV	Segregated Asset Portfolio	14
XVI	Interest Credited on Policies	16
XVII	Tax Reserves and Tax Elections	16
XVIII	Duration of Agreement	17
XIX	Entire Agreement; Waiver of Breach	17
XX	Execution	18

Schedules

A	Business Reinsured	19
B	Basis of Reinsurance	20
C	Initial Ceding Commission and Quarterly Commission and Expense Allowances	21
D	Quarterly Periodic Report	25
E	Regulatory / Tax / Due Diligence Reporting	29
F	Interest Credit on Modified Coinsurance Reserve	30
G	Modified Coinsurance Reserve Adjustment	32
H	Investment Expense Charges	33
I	Investment Philosophy and Guidelines	34
J	Initial Segregated Portfolio	36
K	DAC Tax - Section 1.848-2 (g) (8) Election	37

FUV-011 – May 1, 2007	2

Whereas the Reinsured and Union Hamilton Reinsurance Limited of Hamilton, Bermuda (“Union”) have entered into an Automatic Modified Coinsurance Agreement No. FUV-1 effective April 1, 2001 (“Coinsurance Agreement”), and

Whereas the Reinsured and Union amended the Coinsurance Agreement pursuant to the terms of Amendment No. 1, effective April 1, 2001 (“Amendment No. 1”) , and

Whereas, on July 30, 2001, Union and the Reinsurer entered into a Novation Amendment, effective April 1, 2001 pursuant to which the Reinsurer assumed all the rights, duties and liabilities of Union under the Coinsurance Agreement and Amendment No. 1 and thereby becoming the Reinsurer under the Coinsurance Agreement and Amendment No. 1, and

Whereas certain aspects of the Coinsurance Agreement and Amendment No. 1 did not accurately state the intentions of the Reinsured and the Reinsurer.

Now, therefore, the Reinsured and the Reinsurer (separately as “Party” or jointly as “Parties”) mutually agree to amend and restate the Agreement and the Amendment No. 1 thereto in their entirety, and to reinsure on the terms and conditions set forth below.

Article I

Reinsurance

1.	Insurance. The Reinsured will cede and the Reinsurer will accept as reinsurance, the policies written by the Reinsured that meet all of the criteria listed in Schedule A. No riders including guaranteed living benefit riders of any kind are included under this Agreement.

2.	Quota Share. Reinsurance will be limited to the quota share percentage provided in Schedule B.

Article II

Liability

1.	Liability. The liability of the Reinsurer on any reinsurance under this Agreement begins upon the effective date of this Agreement as set forth in Article XX and ends after all policies reinsured have been terminated or recaptured. The liability of the Reinsurer to the Reinsured under this Agreement will coexist with the liability of the Reinsured under the policies reinsured.

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2.	The liability of the Reinsurer shall be settled and paid to the Reinsured quarterly on the basis of the quarterly reports prepared by the Reinsured in the form of Schedule D.

3.	This is a contract solely between the Reinsured and the Reinsurer. The obligations under this contract of the Reinsurer are solely to the Reinsured and those of the Reinsured solely to the Reinsurer. The Reinsured shall be and remain solely liable to any insured, policyowner or beneficiary under the policies reinsured hereunder.

Article III

Plan and Amount of Insurance

1.	Plan. Reinsurance under this Agreement will be on the reinsurance basis in accordance with Schedule B.

2.	Reduction and Terminations. If any of the policies reinsured under this Agreement are reduced or terminated by payment of a death benefit, withdrawal or surrender, the reinsurance will be reduced proportionately.

Article IV

Reinsurance Premiums and other Payments by the Reinsured

1.	The reinsurance premium to be paid to the Reinsurer by the Reinsured with respect to each reinsured policy will be the quota share percentage, as specified in Schedule B, of the gross premium less transfers to the Reinsured’s separate account and plus transfers from the Reinsured’s separate account. Transfers from the separate account shall not include policy fees, mortality and expense charges, charges for guaranteed minimum income benefit riders, or transfers needed to pay benefits. The Reinsured’s separate account shall be maintained such that the separate account liabilities for the reinsured policies is equal to the market value of the assets in the variable subaccounts.

2.	Gross premiums shall include deposits received as the result of a withdrawal of funds from policies issued by the Reinsured, but not originally reinsured under this Agreement (e.g. internal transfers).

3.	The Reinsured shall pay the Reinsurer’s quota share percentage of policy fees and mortality and expense (M&E) charges assessed on separate account funds for the policies reinsured to the Reinsurer. Charges for guaranteed living benefit riders shall not be included.

4.	The Reinsured shall pay to the Reinsurer a quota share percentage of any net revenues realized by the Reinsured, its affiliates or

FUV-011 – May 1, 2007	4

subsidiaries, through 12b-1 plan expense reimbursements and through asset management fee sharing or administrative cost reimbursement arrangements with sub account fund managers or advisors with respect to the policies reinsured.

5.	The Reinsured shall pay to the Reinsurer a quota share percentage of any DCA reimbursements received by the Reinsured and any gain associated with timing differences in the application of funds.

Article V

Payment by Reinsurer

1.	Benefits. The Reinsurer shall pay the Reinsured the Reinsurer’s quota share percentage of:

(a)	the account value payable upon death paid by the Reinsured,

(b)	the surrender values paid by the Reinsured,

(c)	the withdrawal benefits paid by the Reinsured,

(d)	the nursing home, hospitalization and terminal illness benefits paid by the Reinsured.

2.	Benefits with respect to the reinsured policies shall include benefits paid for the purpose of funding other policies issued by the Reinsured that are not reinsured under this Agreement (e.g. internal transfers).

3.	Benefits with respect to the reinsured policies shall not include benefits payable under the guaranteed minimum death benefit or guaranteed living benefit provisions of the reinsured policies or its riders and shall not include the amount of the guaranteed minimum death benefits and guaranteed living benefits which are added to the account value and later paid out as surrender values or withdrawal benefits.

4.	Commission and Expense Allowances. The Reinsurer will pay the Reinsured the initial ceding commission, agent commissions and expense allowances as outlined in Schedule C with respect to the reinsured policies.

5.	The Reinsurer shall pay to the Reinsured a quota share percentage of any loss associated with timing differences in the application of funds.

FUV-011 – May 1, 2007	5

Article VI

Reporting and Payments

1.	The Reinsured will provide the Reinsurer with information necessary to properly account for the policies reinsured. Information will be provided on an aggregate consolidated basis.

Not later than thirty (30) days after the end of each calendar quarter, the Reinsured will submit a report substantially in accordance with Schedule D. The Reinsured agrees to provide or make available to the Reinsurer such documentation as may be necessary to support the items reported.

If a net amount is owed the Reinsurer, the Reinsured shall enclose payment with the quarterly report. If a net amount is owed the Reinsured, the Reinsurer shall remit within fifteen (15) days of the receipt of the quarterly report. The amount owed shall be increased by interest at 11.78% per annum effective compounded daily for each day that the remittance is late.

2.	The Reinsured and Reinsurer will provide additional information to one another in accordance with Schedule E.

Article VII

Annuitization

1.	Any policy annuitizing (going into pay-out status under an immediate annuity plan or guaranteed settlement option) shall be deemed to be recaptured by the Reinsured.

2.	Upon annuitization of any policy reinsured with the Reinsurer, the Reinsurer will pay the Reinsured an amount equal to the Reinsurer’s quota share percentage of the policy’s cash surrender value.

Article VIII

Deposits of the Reserve

1.	The Reinsurer shall deposit with the Reinsured the Reinsurer’s quota share percentage of the modified coinsurance reserves for the policies reinsured under this Agreement.

2.	For the purpose of this treaty, modified coinsurance reserves are defined in Article X.

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3.	Deposits by the Reinsured of reinsurance premium payments into the segregated asset portfolio, in accordance with Article XV, shall satisfy the Reinsured’s obligation hereunder to deposit the reinsurance premiums to the Reinsurer.

Article IX

Interest Credit on Modified Coinsurance Reserve and Modified Coinsurance Reserve Adjustment

1.	The Reinsurer shall receive an interest credit on the modified coinsurance reserve. The amount of the credit will be determined as set forth in Schedule F.

2.	The Reinsured shall receive a modified coinsurance reserve adjustment. The amount of the adjustment will be determined as set forth in Schedule G.

3.	Both the interest credit and the reserve adjustment will be made at the end of each calendar quarter.

Article X

Reserve Basis

1.	The modified coinsurance reserve shall equal the sum of the general account statutory reserve, as defined in 2. below, and the interest maintenance reserve, as defined in 3. below.

2.	The general account statutory reserve shall be calculated by the Reinsured according to the “Commissioner’s Annuity Reserve Valuation Method” as prescribed in the Standard Valuation Law of the Reinsured’s state of domicile and the applicable NAIC Model Regulations and Actuarial Guidelines. The general account statutory reserve shall include any CARVM reserve allowances associated with variable subaccounts that are reported by the Company on the statutory balance sheet with its state of domicile. The general account reserve shall not include reserves for guaranteed minimum death benefits or for guaranteed living benefit riders.

3.	The interest maintenance reserve (IMR) shall be calculated by the Reinsured using the methodology currently employed by the Reinsured in preparing its statutory statements. Schedule G provides further clarification of the definition of the interest maintenance reserve.

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Article XI

General Provisions

1.	Reinsurance Conditions. The reinsurance is subject to the same limitations and conditions as the insurance under the policy or policies written by the Reinsured on which the reinsurance is based.

2.	Expenses. In no event will the Reinsurer have any liability for any extra-contractual damages that are rendered against the Reinsured as a result of acts, omissions or course of conduct committed by the Reinsured in connection with the annuity contracts reinsured under this Agreement. In addition to any rights in law or equity, the Reinsured agrees to pay, and to protect, indemnify, defend and hold harmless, the Reinsurer and its officers, directors, shareholders, employees and agents from and against, any and all claims, losses, liabilities (including penalties), actions, suits, judgments, demands, costs or expenses {including reasonable fees and expenses of attorneys) of any nature arising out of or relating to the annuity contracts reinsured under this Agreement by reason of (i) any omission or action in connection with the offering, issuance, sale or delivery of such annuity contracts; or {ii) any untrue statement or alleged untrue statement of a material fact (or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading) made or not made as the case may be in connection with such offer, sale or delivery of such annuity contract. In no event will the Reinsured have any liability for extra-contractual damages against the Reinsurer as a result of acts, omissions, or course of conduct committed by the Reinsurer in connection with the reinsurance of the annuity contracts under this Agreement.

3.	Oversights. Reinsured and Reinsurer agree to mutually negotiate in good faith to correct any inadvertent errors, misunderstandings or oversights that may occur in the performance required by this Agreement.

4.	Inspection. Upon reasonable notice and at reasonable times, the Reinsurer and the Reinsured may inspect the policies, applications, original papers and any other books or documents at the Home Office of the other relating to or affecting reinsurance under this Agreement.

It is mutually agreed by the Reinsured and the Reinsurer that any information that is made available for inspection shall be kept confidential and shall be used solely for the purpose of this Agreement. Under no circumstances may this information be disclosed to, or made available for inspection by, any third party without the prior written consent of the other contracting Party.

5.	Assignment or transfer. In no event shall either the Reinsured or the Reinsurer assign any of its rights, duties or obligations under this Agreement without the prior written approval of the other Party. Such approval shall not be unreasonably withheld.

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In no event shall either the Reinsured or the Reinsurer transfer either the policies reinsured under this Agreement or the reinsurance without the prior written approval of the other Party. Such approval shall not be unreasonably withheld.

Notwithstanding the prohibitions in this Article XI, paragraph 5., the Reinsurer may retrocede any portion of its liability hereunder.

6.	If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be construed in accordance with applicable federal law and the laws of the State of Iowa.

7.	Premium Taxes. The Reinsurer will not be liable for premium taxes.

8.	Insolvency.

a.	In the event of the declared insolvency of the Reinsured, and the appointment of a domiciliary liquidator, receiver, conservator or statutory successor for the Reinsured, the Reinsurer’s obligation to make payments under this Agreement shall continue. Payments shall be made in the manner, amount, and timing prescribed by this Agreement, with reasonable provision for verification, directly to the Reinsured or its domiciliary liquidator, receiver, conservator or statutory successor, on the basis of the liability of the Reinsured without diminution because of the insolvency of the Reinsured or because the liquidator, receiver, conservator or statutory successor of the Reinsured has failed to pay all or a portion of any claim.

b.	For purposes of paragraph a. above, the Reinsurer and the Reinsured shall consider any balance due and unpaid, whether on account of premiums, allowances, losses or claims expenses, to be mutual debts or credits under this Agreement and will offset, if permitted under the applicable law. Only the balance will be considered in determining the liability of the Reinsurer.

c.	Every liquidator, receiver, conservator or statutory successor of the Reinsured or guaranty fund or association shall give written notice to the Reinsurer of the pendency of a claim involving the Reinsured indicating which of the policies would involve possible liability on the part of the Reinsurer to the Reinsured or its domiciliary liquidator, receiver, conservator or statutory successor, within a reasonable amount of time after the claim is filed in the conservation, liquidation, receivership or other proceeding.

d.	During the pendency of any claim, the Reinsurer may investigate the same and interpose, at its own expense, in the proceeding where that claim is to be adjudicated, any defense or defenses

FUV-011 – May 1, 2007	9

that it may deem available to the Reinsured, to its policyholder, or to any liquidator, receiver or statutory successor of the Reinsured or guaranty fund or association. The expenses thus incurred by the Reinsurer will be chargeable, subject to approval of the applicable court, against the Reinsured as part of the expense of conservation or liquidation to the extent of a pro rata share of the benefit which may accrue to the Reinsured as a result of the defense undertaken by the Reinsurer.

e.	This reinsurance shall be payable directly by the Reinsurer to the Reinsured or to its domiciliary liquidator, receiver, conservator or statutory successor, except as expressly required otherwise by applicable insurance law.

9.	Insolvency of the Reinsurer. In the event of the insolvency, bankruptcy, receivership, rehabilitation or dissolution of the Reinsurer, the Reinsured may retain all or any portion of any amount then due or which may become due to the Reinsurer under this Agreement and use such amounts for the purposes of paying any and all liabilities of the Reinsurer incurred under this Agreement. When all such liability hereunder has been discharged, the Reinsured shall pay the Reinsurer, its successor or statutory receiver, the balance of such amounts withheld as may remain.

10.	Notice Provision. All notices, letters, or other communications (other than quarterly payments, cession statements, and other accounting and actuarial information) to the respective Parties shall be in writing and faxed, couriered or mailed to the following:

If to the Reinsurer:	Nate Gemmiti
General Counsel
Scottish Re Group, Ltd.
13840 Ballantyne Corporate Place
Suite 500
Charlotte, NC 28277

If to Reinsured:	William A. Kling
Vice President
Transamerica Life Insurance Company
4333 Edgewood Rd NE
Cedar Rapids, IA 52499

Article XII

Recapture

1.	All reinsured policies may be recaptured only as follows (i) as mutually agreed by the Reinsurer and the Reinsured; or (ii) if the aggregate modified coinsurance reserves with respect to the reinsured policies, is less than $25 million; or (iii) as is provided for in Article VII. The Reinsured may exercise its right of recapture under (ii) above upon 60 days prior written notice to the Reinsurer during the first 60 days of any calendar year, beginning in 2002.

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2.	Except for the recapture of annuitizing reinsured policies as provided in Article VII, the recapture consideration paid to the Reinsurer will be determined by mutual agreement or, if mutual agreement cannot be reached, by performing an actuarial appraisal of the remaining reinsured policies. The appraisal shall be performed using the following principles:

a.	The consideration to be paid shall be based on the present value of future expected after-tax modified coinsurance profits (or losses) on the remaining reinsured policies. Modified coinsurance profits and losses shall be determined by reference to this Agreement.

b.	The projection of future profits shall reflect the cost of all significant risks. These risks are primarily associated with asset defaults, guaranty association assessments, and movement in the equity markets.

c.	The projection of future profits shall reflect the reasonable cost of risk-based capital to be borne by Reinsured as a result of the recapture.

d.	The profit projection shall reflect the recent historical lapse and withdrawal experience of the reinsured policies to the extent that such experience is considered to be credible. Where not credible, the recent industry lapse and withdrawal experience for variable deferred annuity business sold through banks shall be used. It is understood that such experience may depart from the assumptions used in the original pricing of the reinsured policies.

e.	The profit projection shall reflect the guaranteed crediting rates and the crediting rate strategy employed by the Reinsured as of the date of recapture.

f.	To the extent that fixed sub-accounts are material, the profit projection shall reflect the assets in the Segregated Asset Portfolio and the market rates available for reinvestment according to the investment strategies outlined in Schedule I. The present value of after-tax projected profits and capital costs shall be discounted at a 12% rate of interest. The recapture consideration shall be the discounted present value grossed up to reflect the taxation of the consideration assuming that such taxes were being borne by a U.S. tax paying life insurance company at the time of the recapture transaction.

g.	The Reinsurer and the Reinsured may mutually agree to use a different set of principles that differ from those outlined above for determining the recapture consideration.

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h.	By prior mutual written agreement of the Parties, the appraisal may be prepared by the Reinsured, by the Reinsurer or by an independent actuary. When an independent actuary is employed, the results of the appraisal will be binding on the Reinsured and the cost of that appraisal shall be shared equally by the Parties

Article XIII

Arbitration

1.	Any controversy or claim arising out of or relating to this Agreement that cannot be settled by negotiation will be settled by arbitration in Chicago, Illinois, unless the Parties agree to another location.

2.	There must be three arbitrators who will be active, prior or retired officers of life insurance companies other than the Parties or their subsidiaries or affiliates. Each of the Parties will appoint one of the arbitrators and these two arbitrators will select the third.

In the event either Party fails to choose an arbitrator within thirty (30) days after the other Party has given written notice of its arbitrator appointment, the Party which has given written notice may choose two arbitrators who shall in turn choose a third arbitrator before entering arbitration. If the two arbitrators are unable to agree upon the selection of a third arbitrator within thirty (30) days following their appointment, each arbitrator shall nominate three candidates within ten days thereafter, and the final selection shall be made by a court of competent jurisdiction from among the submitted names (three each) or any other persons the court finds to be a qualified and impartial arbitrator.

3.	With regard to 2. above, arbitration must be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association that are in effect on the date of delivery of demand for arbitration.

4.	Each Party shall pay its arbitrator and its arbitration expenses and the Parties shall share equally the third arbitrator’s expenses.

5.	The award agreed by the arbitrators will be final and binding upon the Parties, and judgment may be entered upon it in any court having jurisdiction.

Article XIV

Improper Solicitation of Policy Owners

1.	Neither the Reinsured nor the Reinsurer nor their respective marketing affiliates shall initiate contact or authorize any other person to contact owners of the reinsured policies for the purpose of

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soliciting surrender of the reinsured policies, conversion of the reinsured policies to another form of insurance, making policy loans or withdrawals, or terminating deposits, unless

(a)	prior permission is granted in writing by the other Party, or

(b)	such solicitation is demonstrably in the best interest of the policyholder.

The determination of whether such a solicitation is demonstrably in the best interest of the policyowner shall be made by the Party making the solicitation on an individual policyowner basis. Such determination shall not be made solely on the basis of the difference between the crediting rates on the reinsured policy and interest rates available or potentially available on other insurance or investment products. Other factors such as surrender penalties, taxation, expense charges, security of principal, and the policyowner’s investment goals and risk tolerance shall be considered. The respective Parties shall maintain such documentation as may be necessary to demonstrate such individual determination, and provide such documentation upon the request of the other Party. This obligation continues after the termination of the reinsurance under this Agreement.

The respective Parties reserve the right to contact policyowners for policy service purposes. Furthermore, each party reserves the right to sell additional insurance and investment products to holders of reinsured policies. Such solicitation shall not be prohibited unless it affects the status of a reinsured policy and such change in status is not demonstrably in the best interest of the policyowner as provided in the immediately preceding paragraphs.

Each Party will notify the other Party in writing in advance of any proposed mass mailing or other group communication to policyholders.

Each Party reserves the right to contact policyowners for purposes of conservation of reinsured policies in the event that Party reasonably determines that a systematic replacement of policies is being conducted or attempted by the other Party and such replacement does not reasonably appear to be in the best interests of the policyowners on the basis provided above.

For the purpose of applying this Article XIV, Paragraph 1., a marketing affiliate is any officer, employee, broker, agent, or salesperson employed by the Reinsured or the Reinsurer or any parent, affiliate, subsidiary, or retrocessionaire of either Party who engages in sales or the sponsorship or promotion of direct sales of insurance or investment products to holders of policies reinsured hereunder.

2.	The Reinsured will not cause or permit the existence of this Agreement to be communicated to any current or prospective policyholder without the prior written approval of the Reinsurer, except where required by state or federal laws.

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Article XV

Segregated Asset Portfolio

1.	The Reinsured shall establish one or more internally segregated asset portfolio(s) on its investment management system (“Segregated Portfolio”) for the benefit of the Reinsurer. The Reinsured shall deposit reinsurance premium payments directly into the Segregated Portfolio. Deposits by the Reinsured of reinsurance premium payments directly into the Segregated Portfolio shall constitute payment by the Reinsured of such premiums to the Reinsurer and shall satisfy the Reinsured’s obligation hereunder to pay such premiums to the Reinsurer. The Segregated Portfolio as of the effective date of this Agreement is listed in Schedule J.

2.	The assets in the Segregated Portfolio shall be invested and reinvested pursuant to the Investment Philosophy and Guidelines (“Investment Policy”) set forth in Schedule I. Changes to the Investment Policy shall require the prior written approval of both the Reinsured and the Reinsurer.

3.	The assets in the Segregated Portfolio shall be managed to maintain the aggregate statutory admitted value of assets at a level at least equal to the modified coinsurance reserve for the policies reinsured under this Agreement.

4.	The Reinsurer may, at its option, by giving written notice to the Reinsured, cause the Reinsured to establish a trust account (“Reinsurance Trust”) for the benefit and security of the Reinsurer. The Reinsurance Trust shall be formed according to the following principles :

a.	The use of a Segregated Portfolio is beneficial to the Reinsurer. It is less expensive to maintain and provides for an equitable distribution of investment experience between the Reinsurer and the Reinsured. The Reinsurer should use discretion in exercising its option to form a Reinsurance Trust. The Reinsurer should believe that there is a reasonable probability that the Reinsured can not or will not perform the duties or make the payments required by this Agreement. A substantial ratings downgrade, a consistent failure to perform required duties, a consistent failure to make required payments, or a significant change in ownership or management are examples of events that might trigger such a belief.

b.	The purpose of the Reinsurance Trust shall be to ensure that the Reinsurer is not obligated to make payments to the Reinsured for benefits, commissions and expenses without the benefit of assets and investment income arising from premiums retained and invested by the Reinsured.

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c.	The terms of the Reinsurance Trust shall not enable either the Reinsurer or the Reinsured to enjoy profits or suffer losses that are materially different from what is intended by the workings of this Agreement. In particular, withdrawals of assets from the Reinsurance Trust by either Party shall be subject to conditions and restrictions specified by written amendment to this Agreement and by the Reinsurance Trust document.

d.	The assets transferred to the Reinsurance Trust shall be a subset of the assets in the Segregated Portfolio. Whole assets shall be transferred. On the date of transfer, the assets shall have an aggregate statutory admitted value at least equal to the modified coinsurance reserve for the quota share of policies reinsured under this Agreement. In so far as it can be achieved, the transferred assets shall be representative of the quality, yield, and duration of assets in the Segregated Portfolio. The Reinsurer shall pay all trustee/custodial fees for the Reinsurance Trust account.

e.	The Reinsurance Trust shall be established on terms acceptable to the Reinsured and the Reinsurer.

5.	Subsequent to the date of transfer, if any, of assets into the Reinsurance Trust, the Reinsured shall deposit premium payments (net of commission and expense allowances and benefit payments) directly into the Reinsurance Trust. Deposits by the Reinsured of premium payments directly into the Reinsurance Trust shall constitute payment by the Reinsured of such premiums to the Reinsurer and shall satisfy the Reinsured’s obligation hereunder to pay such premiums to the Reinsurer.

6.	The assets in the Reinsurance Trust shall be invested and reinvested pursuant to the Investment Philosophy and Guidelines (“Investment Policy”) set forth in Schedule I. Changes to the Investment Policy shall require the prior written approval of both the Reinsured and the Reinsurer.

7.	The assets in the Reinsurance Trust shall be managed to maintain the aggregate statutory admitted value of assets at a level at least equal to the modified coinsurance reserve for the quota share of the policies reinsured under this Agreement. If, at the end of any calendar quarter, the aggregate statutory admitted value of assets in the Reinsurance Trust is less than the required reserve, the Reinsured shall immediately deposit cash or assets in an amount equal to the shortfall in the Reinsurance Trust. Likewise, if the aggregate statutory admitted value of assets in the Reinsurance Trust is greater than the required reserve, the Reinsured may, with the prior written approval of the Reinsurer, withdraw cash or assets in an amount equal to the excess in the Reinsurance Trust. The permission of the Reinsurer to withdraw excess funds shall not be unreasonably withheld. Notwithstanding the deposit and withdrawal requirements of this paragraph, the Reinsured may ignore any shortfall or excess that is less than the greater of (a) $1 million, or (b) one-half of one percent (0.50%) of the required reserve amount.

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8.	For purposes of maintaining the appropriate level of assets in the Segregated Portfolio or the Reinsurance Trust according to this Article XV, statutory admitted asset value shall be determined in accordance with the Reinsured’s standard practice and modified coinsurance reserve shall be determined in accordance with Article X.

Article XVI

Interest Credited On the Policies

1.	Crediting rates for the fixed sub-accounts of the policies shall be set by the Reinsured.

Article XVII

Tax Reserves and Tax Elections

1.	The Reinsured and the Reinsurer hereby agree to the provisions in the attached Schedule K pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 1992, under Section 848 of the Internal Revenue Code of 1986, as amended (the “Code”).

2.	The Reinsured shall report all of the tax reserves associated with the reinsured policies on its federal income tax returns. The Reinsured shall reimburse the Reinsurer for the tax benefits realized from this reporting of the tax reserves. Likewise, the Reinsurer shall reimburse the Reinsured for the tax costs incurred by the Reinsured arising from this reporting of tax reserves. The reimbursement (“Tax Reserve Adjustment”) shall equal 53.85% [=35%/(1-.35)] of the change in the difference between tax reserves and statutory reserves attributable to Reinsurer’s quota share of the Reinsured Policies. If the Reinsured’s tax rate changes from 35% due to a change in the tax law, then the Tax Reserve Adjustment will change accordingly.

3.	The Reinsurer represents and warrants that it has made an election under Section 953(d) of the Code to be treated as a United States domestic corporation, which election will not be changed, and that it is subject to United States taxation under either Subchapter L of Chapter 1, or Subpart F of Subchapter N of Chapter 1 of the Code. The Reinsured represents and warrants that it is subject to U.S. taxation under Subchapter L of Chapter 1 of the Code.

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Article XVIII

Duration of Agreement

This Agreement shall be unlimited in duration. The liability of the Reinsurer and the Reinsured to each other will cease when the policies reinsured are terminated or recaptured as described in Article II, Article VII, and Article XII.

Article XIX

Entire Agreement; Waiver of Breach

1.	This Agreement, which shall include any Reinsurance Trust agreement established pursuant to Article XV, shall constitute the entire agreement between the Parties with respect to the policies reinsured hereunder. There are no understandings between the Parties other than as expressed in this Agreement. Any change or modification to this Agreement shall be null and void unless made by amendment to this Agreement and signed by both Parties.

2.	Any waiver by any Party hereto of a breach by the other Party of any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any subsequent breach. No waiver shall be valid unless in writing and signed by the Party exercising such waiver.

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Article XX

Execution

In witness of the above, this Agreement is signed at the dates and places indicated and shall be effective as of April 1, 2001.

For TRANSAMERICA LIFE INSURANCE COMPANY (Reinsured)

at Cedar Rapids, Iowa

on May 22, 2007.

By:	/s/ William A. Kling
William A. Kling
Title:	Vice President

By:
Title:	VP

For Scottish Annuity & Life International Insurance Company (Bermuda), Limited

On 31-May, 2007

By:
Title:	SVP CORPORATE ACTUARY

By:
Title:	EVP WEALTH MANAGEMENT

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Schedule A

Business Reinsured

The policies reinsured must meet all of the criteria listed below:

1.	The policies reinsured must be the subject of General Agent Agreements between First Union or Wachovia subsidiaries and affiliates and Transamerica Life Insurance Company including, but not limited to, the following legal entities:

Wachovia Insurance Agency, Inc.

First Union Brokerage Securities, Inc.

Water Street Insurance Agency, Inc.

First Union Mortgage Corporation

First Fidelity Insurance Securities, Inc.

Old York Agency, Inc.

Skyhawk Agency, Inc.

All such business shall be included unless specifically excluded from this Schedule A by amendment.

2.	Annuity Plans

Plan Codes for Portfolio Select Variable Annuity

FPSFG1	FPSFS1	FPSFP1
FPSSP1	FPSUG1	FPSUS1
FPSUP1	FPUSP1	FFU0G1
FFU0S1	FFU0P1	FFUSP1
FBF0G2	FBF0S2	FBF0P2
FBFSP2	FPSFG2	FPSFS2
FPSFP2	FPSSP2	FFU0G2
FFU0S2	FFU0P2	FFUSP2
FPSUG2	FPSUS2	FPSUP2
FPUSP2	FPSQG3	FPSQS3
FPSQP3	FPQSP3	FPSQG4
FPSQS4

3.	Issue Dates Prior to January 1, 2006.

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Schedule B

Basis of Reinsurance

1.	The amount of reinsurance under this Agreement shall be the Reinsurer’s quota share percentage and the reinsurance basis, as shown below, of the liability of the Reinsured on all policies in the forms listed in Schedule A.

Reinsurance as is: Modified Coinsurance

Quota Share Percentage: 50%

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Schedule C

Part I

Initial Ceding Commission

On March 31st, 2001, Reinsurer will pay an initial ceding commission of $6,536,317 to Reinsured as consideration for the business in force.

Part II

Quarterly Commission and Expense Allowances (Effective as of April 1, 2001)

1.	All expense allowances shown in Items 3. - 7. below shall be multiplied by the quota share percentage (expressed as a fraction) applicable to the business reinsured.

2.	In addition to the quota share adjustment specified in 1. above, the expense allowances shown in Items 3., 5., and 6. below shall be further adjusted as follows:

a.	If the quota share percentage is less than or equal to 25%, then multiply by 1.00.

b.	If the quota share percentage is greater than 25%, but less than or equal to 50%, then multiply by 1.25%.

c.	If the quota share percentage is greater than 50%, then multiply by 1.50.

3.	The Reinsurer will grant the Reinsured the following acquisition (includes policy issue, legal, product development, and product filing) allowances:

a.	$120 per policy issued, payable once, plus

b.	0.30% of premium received, payable on each premium deposit.

4.	The Reinsurer shall grant the Reinsured the allowance equal to 0.30% of premium received, payable on each such premium deposit, to cover the Reinsured’s proxy DAC tax costs.

5.	The Reinsurer shall grant the Reinsured a maintenance expense allowance equal to $20 per policy, each calendar quarter, on the average number of policies in force during that calendar quarter.

6.	The Reinsurer will grant the Reinsurer the following transaction expense allowances:

a.	$60 per policy terminated by death, payable on each death claim processed, plus

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b.	$20 per policy terminated by surrender or annuitization, payable once on each such processed claim, plus

c.	$20 per partial withdrawal, payable once on each processed withdrawal, plus

d.	$4 per systematic partial withdrawal, payable once on each processed withdrawal.

7.	The Reinsurer shall reimburse the Reinsured for any:

a.	Asset Generation and Retention Service Fees paid to General Agents.

b.	Commissions including asset-based trail commissions paid to General Agents.

However, the Reinsurer will not be responsible for commissions paid in excess of those specified in the commission agreements with general agents that were in place at the time the reinsured policies were issued.

c.	Guarantee fund assessments paid by the Reinsured as a result of a state-managed insolvency.

However, the Reinsurer’s cumulative liability shall be limited to .l% of the Reinsurer’s quota share of policy premiums received after the Initial Effective Date.

d.	Fees for Wholesaling and Relationship Management.

8.	The Reinsurer shall pay the Reinsurer a fee equal to the following factors times the Reinsurer’s quota share of the average quarterly account value to defer Reinsured’s costs of retaining guaranteed minimum death benefits. The factors vary by the annuitant’s issue age and the type of GMDB benefits.

Issue Age	ROP* Factor	Step-up Factor	5% Growth Factor
65 and younger	.00015	.0003	.000375
66 and older	.00050	.0008	.000950

*	ROP = return of premium

Part III

Quarterly Commission and Expense Allowances (Effective as of October 1, 2002)

1.	All expense allowances shown in Items 2. – 5. below shall be multiplied by the quota share percentage (expressed as a fraction) applicable to the business reinsured.

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2.	The Reinsurer will grant the Reinsured the following acquisition (includes policy issue, legal, product development, and product filing) allowances:

a.	$93.50 per policy issued, payable once, plus

b.	0.575% of premium received, payable on each premium deposit.

3.	The Reinsurer shall grant the Reinsured the allowance equal to 0.30% of premium received, payable on each such premium deposit, to cover the Reinsured’s proxy DAC tax costs.

4.	The Reinsurer shall grant the Reinsured a maintenance expense allowances equal to:

a.	$16.5 per policy, each calendar quarter, on the average number of policies in force during that calendar quarter.

b.	.01375% each calendar quarter, on the average account value in force during that calendar quarter.

5.	The Reinsurer shall reimburse the Reinsured for any actual:

a.	Commissions including asset-based trail commissions paid to general agents.

However, the Reinsurer will not be responsible for commissions paid in excess of those specified in the commission agreements with general agents that were in place at the time the reinsured policies were issued.

b.	Guarantee fund assessments paid by the Reinsured as a result of a state-managed insolvency.

However, the Reinsurer’s cumulative liability shall be limited to .l% of the Reinsurer’s quota share of policy premiums received on or after the Initial Effective Date.

c.	Fees paid for wholesaling and relationship management.

However, the Reinsurer’s cumulative liability shall be limited to .50% of the Reinsurer’s quota share of policy premiums received on or after the Initial Effective Date. In addition, the Reinsurer’s liability shall cease for accounting periods starting April 1, 2021 and later.

6.	The Reinsurer shall pay the Reinsured a fee equal to the following factors times the Reinsurer’s quota share of the average quarterly account value to defer Reinsured’s cost of retaining guaranteed minimum death benefits. The factors vary by the annuitant’s issue age and the type of GMDB benefit.

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Issue Age	ROP* Factor	Step-up Factor	5% Growth Factor
65 and younger	.00015	.0003	.000375
66 and older	.00050	.0008	.000950

*	ROP = return of premium

FUV-011 – May 1, 2007	24

Schedule D

Part I

Quarterly Periodic Report (Effective as of April 1, 2001)

A.	Due Reinsurer

(1)	Gross Premiums Ceded (including Premium Refunds per Article IV, Item 1)

(2)	Net transfers from (to) Separate Account (per Article IV, Item 1)

(3)	Interest Credit on Modified Coinsurance Reserve (per Article IX and Schedule F)

(4)	Expense reimbursement and fee sharing with managers and advisors (per Article IV, Item 4)

(5)	DCA reimbursements and gain/loss due to timing (per Article IV, Item 5 )

(6)	M&E Charges and Policy Fees (per Article IV, Item 3)

(7)	Total Amount Due Reinsurer = A. (1) through A. (6)

B.	Due Reinsured

(1)	Commission and Expense Allowances (per Article V, Item 4 and Schedule C, Part 11, Items 1 through 7)

(a)	Commissions – % of Premium

(b)	Commissions – % of Fund

(c)	Wholesaling and Relationship Management Fees – % of Fund

(d)	Asset Generation and Retention Service Fees

(e)	Acquisition Expense Allowance – Per Policy Issued

(f)	Acquisition Expense Allowance – % of Premium

(g)	DAC Tax Allowance – % of Premium

(h)	Maintenance Expense Allowance – Per Policy Inforce

(i)	Transaction Allowance – Per Surrender

(j)	Transaction Allowance – Per Withdrawal

(k)	Transaction Allowance – Per Systematic Withdrawal

(l)	Transaction Allowance – Per Death

(m)	Transaction Allowance – Per Annuitization

(n)	Guarantee Fund Assessments

(2)	Benefits Ceded (per Article V, Item 1 and Article VII, Item 2 )

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(a)	Surrenders (Including surrenders due to nursing home confinement, hospitalization, or terminal illness diagnosis)

(b)	Annuitizations

(c)	Partial Withdrawals (including systematic withdrawals, penalty free withdrawals and withdrawals due to nursing home confinement, hospitalization, or terminal illness diagnosis)

(d)	Death Benefits

(3)	Modified Coinsurance Reserve Adjustment (per Article IX, Item 2 and Schedule G, Item G)

(4)	Tax Reserve Adjustment (per Article XVII, Item 2)

(5)	Guaranteed minimum death benefit charges (per Article V, Item 4 and Schedule C, Part 11, Item 8 )

(6)	Total Amount Due Reinsured = (1) + (2) + (3) + (4) + (5)

C.	Balance During the Period = A. (7) – B. (6)

If positive, the balance is due to be paid by the Reinsured.

If negative, the balance is due to be paid by the Reinsurer.

The above information shall be provided by the Reinsured on an aggregate basis. The underlying data shall be made available to the Reinsurer on supporting workpapers upon request.

D.	Informational Reports

(1)	Reserve Report showing the Statutory Reserves, Account Values and Surrender Values

(2)	Production Report showing premiums submitted, the number of policies in force at the beginning of the quarter, the number of policies issued, the number of policies terminated by death and surrender, the number of withdrawals (partial and systematic) and the number of policies in force at the end of the quarter.

(3)	Investment Earnings Report showing the calculation of the Interest Credit on Modified Coinsurance Reserve (per Article IX and Schedule F) including gross investment income, amortization of premium and discount, realized and unrealized gains and losses, investment expense.

(4)	Portfolio asset listing

(5)	Portfolio summary report showing the asset mix, admitted value, and other information as needed to judge the adherence of the Reinsured to the Investment Philosophy and Guidelines (per Schedule I).

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(6)	Any other information necessary to complete investment accounting.

Part II

Quarterly Periodic Report (Effective as of October 1, 2002)

A.	Quarterly Revenue Due Reinsurer *

(1)	Premiums ceded (per Article IV, Item 1))

(2)	Net transfers from (to) separate account (per Article IV, Item 1)

(3)	Interest credit on modified coinsurance reserve (per Article IX, Item 1 and Schedule F)

(4)	M&E charges and policy fees (per Article IV, Item 3)

(5)	Expense reimbursement and fee sharing with managers and advisors (per Article IV, Item 4)

(6)	Gain/loss due to timing (per Article IV, Item 5)

(7)	DCA reimbursements (per Article IV, Item 5)

(8)	Total revenue due reinsurer = Sum of A. (l) through A. (7) inclusive

B.	Quarterly Benefits and Expense Allowances Due Reinsured *

(1)	Benefits (per Article V, Item 1 and Article VII, Item 2)

(2)	Modified coinsurance reserve adjustment (per Article IX, Item 2 and Schedule G, Item G)

(3)	Commissions (per Article V, Item 4 and Schedule C, Part III, Item 5.a.)

(4)	New issue costs (per Article V, Item 3 and Schedule C, Part III, Item 2.a.)

(5)	Other acquisition costs (per Article V, Item 3 and Schedule C, Part III, Items 2.b. and 5.c.)

(6)	In force maintenance expense (per Article V, Item 3 and Schedule C, Part III, Item 4)

(7)	Guarantee fund assessment (per Article V, Item 3 and Schedule C, Part III, item 5.b.)

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(8)	DAC tax allowance (per Article V, Item 3 and Schedule C, Part III, Item 3)

(9)	Tax reserve adjustment (per Article XVII, Item 2)

(10)	Guaranteed minimum death benefit charges (per Article V, Item 3 and Schedule C, Part III, Item 6)

(11)	Total benefit and expense due reinsured = Sum of B. (l) through B. (10) inclusive.

*	The items listed may have either a positive, zero, or negative value during any particular quarter.
#	The quarterly report shall be prepared for 100% of the reinsured policies with the final result multiplied by the Reinsurer’s Quota Share to determine the Balance Due.

C.	Balance Due for the Quarter = A. (8) - B. (11)

If positive, the balance is due to be paid by the Reinsured.

If negative, the balance is due to be paid by the Reinsurer.

The above information shall be provided by the Reinsured on an aggregate basis. The underlying data shall be made available to the Reinsurer on supporting workpapers upon request.

D.	Informational Reports

(1)	Reserve report showing the statutory reserves, account values and surrender values

(2)	Production report showing premiums submitted, the number of policies in force at the beginning of the quarter, the number of policies issued, the number of policies terminated by death and surrender, the number of withdrawals (partial and systematic) and the number of policies in force at the end of the quarter.

(3)	Investment earnings report showing the calculation of the Interest Credit on Modified Coinsurance Reserve (per Article IX and Schedule F) including gross investment income, amortization of premium and discount, realized and unrealized gains and losses, investment expense.

(4)	Portfolio asset listing

(5)	Portfolio summary report showing the asset mix, admitted value, and other information as needed to judge the adherence of the Reinsured to the Investment Policy.

(6)	Any other information needed to complete investment accounting.

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Schedule E

Regulatory / Tax / Due Diligence Reporting

A.	The Reinsured shall provide the Reinsurer with the additional information required for the Reinsurer to file reports with its regulatory and tax officials. Except as is provided in Article XVII, such information will be provided to the Reinsurer within thirty (30) days of the date that a detailed written, facsimile, or e-mail communication describing the information that is needed is received by the Reinsured.

B.	The Reinsured shall provide such other general information that is requested by the Reinsurer for the purpose of due diligence. Examples of such information include, but are not limited to, audited financial statements, actuarial opinions, actuarial memoranda, and rating agency reports. The Reinsured is only required to provide such information if it has been developed for a purpose other than the Reinsurer’s request. Nothing in this paragraph of this Schedule E requires that the Reinsured conduct special studies or develop new information. Such information will be provided to the Reinsurer within thirty (30) days of the date that a detailed written, facsimile, or e-mail communication describing the requested information is received by the Reinsured.

C.	The Reinsurer shall provide such general information that is requested by the Reinsured for the purpose of due diligence. Examples of such information includes, but is not limited to, audited financial statements, actuarial opinions, actuarial memoranda, and rating agency reports. The Reinsurer is only required to provide such information if it has been developed for a purpose other than the Reinsured’s request. Nothing in this paragraph of Schedule E requires that the Reinsurer conduct special studies or develop new information. Such information will be provided to the Reinsured within thirty (30) days of the date that a detailed written, facsimile, or e-mail communication describing the requested information is received by the Reinsurer.

D.	Nothing in this Schedule E shall prevent the Reinsurer or the Reinsured from establishing standing requests for quarterly information.

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Schedule F

Interest Credit On Modified Coinsurance Reserve

The amount of the interest credit payable by the Reinsured to the Reinsurer will be calculated as (a) times (b) plus (c) minus (d), where:

(a)	= (Gross Investment Income - Investment Expense)

(b)	= Average Modified Coinsurance Reserves / Average Statutory Admitted Value of the Assets in the Segregated Asset Portfolio.

(c)	= Realized Gains (and Losses) on the Segregated Asset Portfolio

(d)	= The increase in the interest maintenance reserve associated with (c) above.

where all items are determined for the quarterly reporting period and are defined as follows:

Gross Investment Income, linked to assets supporting the liabilities of the reinsured business in the Segregated Portfolio (or Reinsurance Trust), is calculated based upon the methodology currently employed by the Reinsured in determining gross investment income (before investment expense) for its statutory statement. Gross investment income shall include coupons, dividends, changes in accrued interest, and normal yield-related changes in admitted asset value (i.e. accrual of discount, amortization of premium), but will exclude realized gains and losses, unrealized gains and losses, and capitalization and amortization of interest maintenance reserves.

Investment expense is the expense associated with assets in the Segregated Portfolio (or Reinsurance Trust) calculated according to charges and methods specified in Schedule H.

Realized gains shall include any gains and losses associated with sale, prepayment, or maturity of assets that are recognized in the Reinsured’s statutory statement with respect to assets held in the Segregated Portfolio (or Reinsurance Trust).

Average modified coinsurance reserves are the quota share of modified coinsurance reserves (calculated as defined in Article X and by Schedule G, Item H.) for the policies reinsured by this Agreement.

For the purpose of this Schedule F, the interest maintenance reserve shall be calculated as defined in Article X and the change in the interest maintenance reserve is described by Schedule G, Item I. The interest maintenance reserve may be either positive or negative and shall not be subject to statutory accounting restrictions placed upon the Reinsured.

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If the average modified coinsurance reserve for any quarter is less than zero, then (a) above shall equal 25% of the sum of the average annualized rate credited on fixed sub-accounts during the quarter and 200 basis points, and (b) above shall equal the average modified coinsurance reserve for the quarter.

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Schedule G

Modified Coinsurance Reserve Adjustment

The modified coinsurance reserve adjustment used on Schedule D, Part I, Item B.(3) and in Schedule D, Part II, Item B. (2) will be calculated as shown below for Item G. The change in the interest maintenance reserve used in Schedule F, Item (d) will be calculated as shown below in Item I. The average modified coinsurance reserve used in Schedule F, Item (b) and Schedule H, Item l.(a) will be calculated as shown below for Item H.

A. General Account Statutory Reserve (BOQ)

B. Interest Maintenance Reserve (BOQ)

1. Pre-Tax

2. After-Tax

C. Modified Coinsurance Reserve (BOQ)

1. After-Tax (A. + B.2)

D. General Account Statutory Reserve (EOQ)

E. Interest Maintenance Reserve (EOQ)

1. Pre-Tax

2. After-Tax

F. Modified Coinsurance Reserve (EOQ)

1. After-Tax (D. + E.2)

G. Modified Coinsurance Reserve Adjustment (D. - A.)

H. Average Modified Coinsurance Reserve (C.l. + F.1.)/2

I. Change in Interest Maintenance Reserve (B.l. - E.1.)

FUV-011 – May 1, 2007	32

Schedule H

Investment Expense Charges

1.	The amount of investment expense charge payable by the Reinsurer to the Reinsured will be calculated as (a) times (b), where:

(a)	= Average Modified Coinsurance Reserves

(b)	= .0004

where (a) is determined for the quarterly reporting period.

Modified coinsurance reserves is defined as the quota share of modified coinsurance reserves (calculated as defined in Article X) for the policies reinsured by this Agreement. The average modified coinsurance reserve shall be calculated as shown in Item H. of Schedule G.

2.	It is understood that the investment expense charge is related to the types of assets in the Segregated Portfolio (or the Reinsurance Trust). If the Reinsurer initiates a change in the Investment Policy and Schedule I is amended, then the investment expense charge will be renegotiated. However, the investment expense factor shown in l.(b) above in this Schedule H shall not exceed .0006.

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Schedule I

Investment Philosophy and Guidelines

This Schedule documents the investment strategies that have been adopted by the Reinsured and the Reinsurer under this Agreement. Assets in the Segregated Portfolio (or Reinsurance Trust) will be managed in accordance with the specifications outlined below.

Investment Objective

The Segregated Portfolio shall seek the highest possible total return within the confines of the primary goal of ensuring the protection of capital.

New Purchases

Although every effort will be made to remain within the quality, diversification, and other standards outlined below in this Schedule I, it is understood that this may not be possible for small asset portfolios. Nevertheless, at no time while the Segregated Portfolio is at least $250 million in statutory admitted asset value will purchases be made that will allow the Segregated Portfolio to diverge from the standards outlined below without the consent of the Reinsurer.

Investment Constraints

The Segregated Portfolio will consist of fixed-income securities (including private placements) and commercial mortgage loans.

The percentages stated in this section of this Schedule I are based on statutory admitted asset value.

The fixed-income securities in the Segregated Portfolio shall have a weighted average quality rating of “A-” or better. No more than 40% of the fixed-income securities will be invested in BBB-rated securities. No more than 10% of the fixed-income securities will be invested in securities with quality ratings below BBB-.

Commercial mortgages shall not exceed 20% of the portfolio.

Name and size limitations shall be 5% of the portfolio.

No investments will be made in real estate (unless acquired through foreclosure of a commercial mortgage), equity related securities, or securities issued by parents, affiliates, or subsidiaries of the Reinsured or the Reinsurer.

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Schedule I (continued)

Liquidity

Sufficient liquidity shall be maintained such that plausible negative cash flows can be covered through the ability to sell Segregated assets.

Asset Liability Matching

The weighted average duration of the Segregated Portfolio shall be within 0.5 year of the liability benchmark duration set by the Reinsured.

A general investment goal shall be to maintain a Segregated asset portfolio such that an actuary rendering an asset adequacy opinion in accordance with relevant Actuarial Standards of Practice (ASOPs) could render an unqualified opinion.

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Schedule J

Initial Segregated Portfolio

CUSIP	NAME	Coup	Trade_Date	RATING	05/31/01 STAT	PAR_VALUE	YLD
784061AB9	SDG MACERICH PROPERTIES LP SR	4.593	6-Apr-00	AA	5,000,000	5,000,000	4.637
066047AA9	BANKAMERICA CAPITAL FRN	5.349	22-May-00	A	9,163,501	10,000,000	5.985
Q6534XCC3	NATIONAL AUSTRALIA BANK MTN S	4.820	7-Jul-00	AA-	4,995,273	5,000,000	4.832

FUV-011 – May 1, 2007	36

Schedule K

DAC Tax - Section 1.848-2(g)(8) Election

The Reinsured and the Reinsurer hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Code. This election shall be effective for the taxable year ending December 31st, 2001 and for all subsequent taxable years for which this Agreement remains in effect unless such election is terminated by mutual written agreement of the Parties hereto with the consent, if required, of the Commissioner of the Internal Revenue Service.

1.	The terms used in this Schedule K are defined by reference to Regulation Section 1.848-2 of the Code in effect December 1992. The term “net consideration” will refer to either net consideration as defined in Treasury Regulation Section 1.848-2(f) or “gross amount of premium and other consideration” as defined in Treasury Regulation Section 1.848-2(b).

2.	The Party receiving net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to the policies reinsured under this Agreement without regard to the general deductions limitation of Section 848(c)(1) of the Code.

3.	Both Parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

4.	The Reinsured will submit a schedule to the Reinsurer by May 15 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Reinsured stating that the Reinsured will report such net consideration in its tax return for the preceding calendar year.

5.	The Reinsurer may contest such calculation by providing an alternative calculation to the Reinsured in writing within 30 days of the Reinsurer’s receipt of the Reinsured’s calculation. If the Reinsurer does not so notify the Reinsured, the Reinsurer will report the net consideration as determined by the Reinsured in the Reinsurer’s tax return for the previous calendar year.

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Schedule K (continued)

6.	If the Reinsurer contests the Reinsured’s calculation of the net consideration, the Parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If the Reinsured and the Reinsurer reach agreement on an amount of net consideration, each Party shall report such amount in their respective tax returns for the previous calendar year. If the Parties fail to reach agreement on an amount of net consideration, the dispute shall be resolved by arbitration as provided in Article XIII.

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